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March 6, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kim McManus

Re: Exchange Place Advisors Trust (Registration No. 333-226989/811-23373)

Response to Examiner Comments on Post-Effective

Amendment No. 41

Dear Ms. McManus:

On December 30, 2024, Exchange Place Advisors Trust (the “Registrant”) filed Post-Effective Amendment No. 41 (“PEA No. 41”) to its registration statement on Form N-1A seeking to register shares of a new portfolio of the Registrant: North Square Small Cap Value Fund (the “Fund”). On February 14, 2025, the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") telephonically provided the comments below to PEA No. 41 to Andrew P. Cross of Blank Rome LLP. Please see the Registrant’s responses to such comments below, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) PEA No. 41 is scheduled to be automatically effective on March 15, 2025. The Registrant expects to file a Post-Effective Amendment on or before March 14, 2025, which will become effective on March 18, 2025, to reflect changes made in response to the Staff’s comments as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 41. The section and page references that we refer to in the Registrant’s responses are references to the filed version of the PEA No. 41.

General Comments

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response: The Registrant and its management acknowledge the responsibility described above.

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2.	Comment: Provide all missing information, and eliminate all blanks and bracketed items, for Staff review at least 5 business days before the effectiveness of PEA No. 41. Please provide revised disclosure in the letter.

Response: The Registrant will provide the missing information for Staff review within the requested timeframe.

Fund Specific Comments

3.	Comment: Remove the delaying amendment language from the cover page, since it is inconsistent with the prior checked box indicating that the filing will become automatically effective pursuant to paragraph (a)(2) of Rule 485.

Response: The Registrant will revise the Cover Page to be consistent with the effective date in a subsequent filing.

4.	Comment: Please tell the Staff on a supplemental basis any plans for filings related to the Reorganization (e.g., Form N-14). Please also explain the business purpose of the Reorganization.

Response: The Registrant confirms that a Form N-14 was filed on 28 February 2025 related to the Reorganization and that the business purpose of the Reorganization is described in detail in that filing.

5.	Comment: Please confirm that shares of the Fund will not be sold until the proposed Reorganization is complete.

Response: The Registrant confirms that shares of the Fund will not be sold until the proposed Reorganization is complete.

Summary Section – Principal Investment Strategies

6.	Comment: If emerging markets are included in the Fund’s principal investment strategies, please provide a definition of emerging market countries; or, if not part of the Fund’s principal investment strategies, remove the reference to emerging markets from the Fund’s principal investment strategies.

Response: The Registrant has removed the references to emerging markets from the Summary Section of the Prospectus, and relatedly notes that there already is a definition of emerging market countries later in the Prospectus in the Emerging Markets Risk disclosure under the heading MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS and the sub-heading Principal Risks of Investing in the Fund.

7.	Comment: Please revise the reference to fixed-income securities to clarify if there are any limits on the types of fixed-income investments (i.e., corporate, government, mortgage-backed, etc.)

Response: The Registrant has made the following revision to the reference to fixed-income securities in existing disclosure to its Principal Investment Strategies:

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The Fund intends to remain substantially invested in equity securities. However, the Fund may invest up to 20% of its net assets in investment-grade fixed income securities of any maturity issued by small capitalization companies if the Sub-Adviser believes that a company’s fixed income securities offer more potential for long-term total return with less risk than an investment in its equity securities.

Summary Section – Principal Risks of Investing

8.	Comment: Please revise the Reliance on Technology Risk disclosure to clearly state the risk of being reliant on technology.

Response: The Registrant has added the following sentence to its Reliance on Technology Risk disclosure:

Any unforeseeable failures, malfunctions, errors or problems with respect to these technologies may have a materially adverse effect on investors in the Fund or the Fund’s performance.

Summary Section – Performance

9.	Comment: In the first sentence of the paragraph immediately prior to the bar chart, please clarify that the performance is for the Predecessor Fund’s Class I shares.

Response: The Registrant has revised the first sentence of the paragraph immediately prior to the bar chart as follows:

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the Predecessor Fund’s Class I shares from year to year and by showing how the average annual total returns of Class I shares of the Predecessor Fund compare with the average annual total returns of a broad-based market index.

Part C of the Registration Statement

10.	Comment: The incorporated opinion letters do not address the securities covered by PEA No. 41. Please file an appropriate legal opinion.

Response: The Registrant will update Part C to include an amendment to the legal opinion prior to the effectiveness of the registration statement to address the securities covered by PEA No. 41.

11.	Comment: The accountant’s consent is not included for the Predecessor Fund’s financial statements.

Response: The Registrant will update Part C to include the accountant’s consent in respect of the Predecessor Fund’s financial statements.

12.	Comment: Please provide updated powers of attorney.

Response: The Registrant will provide updated powers of attorney or confirm that the powers of attorney on file are valid at the time of the effectiveness of PEA No. 41.

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We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos
Stacy H. Louizos

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